SELECT*ANNUITY I

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
MFS/ReliaStar Variable Account

Supplement Dated May 14, 2019

This supplement amends certain information contained in your product prospectus dated April 30, 1996, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

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IMPORTANT INFORMATION ABOUT THE INTERNET AVAILABILITY OF FUND SHAREHOLDER REPORTS

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for the Funds available through your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your Contract.

INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE VARIABLE ACCOUNT

The following chart lists the Funds that are currently available through the MFS/ReliaStar Variable Account (the "Variable Account"), along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by allocating Contract Value to the Sub-Accounts that invest in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Massachusetts Investors Growth Stock Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Massachusetts Investors Trust (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® Corporate Bond Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on current income, but also considering capital appreciation.
MFS® Growth Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® High Income Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Research Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® Strategic Income Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Total Return Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return.

IMPORTANT INFORMATION ABOUT A FUND CLOSED TO NEW INVESTMENT

The Sub-Account that invests in the following Fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
MFS® U.S. Government Money Market Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks current income consistent with preservation of capital and liquidity.

Contract owners who have Contract Value allocated to the Sub-Account that corresponds to this Fund may leave their Contract Value in that Sub-Account, but future allocations and transfers into it is prohibited. If your most recent premium allocation instructions includes the Sub-Account that corresponds to this Fund, premium received that would have been allocated to the Sub-Account corresponding to this Fund may be automatically allocated among the other available Sub-Accounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050.

IMPORTANT INFORMATION ABOUT THE TAX STATUS OF THE COMPANY

We are taxed as a life insurance company under the Tax Code. The Variable Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the Variable Account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the Variable Account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the Variable Account. In this case we may impose a charge against a variable account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the Variable Account, including from your Contract Value invested in the Sub-Accounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including variable account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the Variable Account because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050


If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.